Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM SECURES NEW ENCRYPTION CARD
DESIGN WIN FROM EXISTING CYBER
SECURITY/APPLICATION DELIVERY
CUSTOMER

–  Strategic Design Win Opens Up Significant New Opportunities  –

KFAR SAVA, Israel — June 15, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that it has been awarded a new Design Win from an existing customer, a leading provider of Cloud and Enterprise networking applications and appliances. The current Design Win is for Silicom's latest generation of high-end and low-end encryption hardware acceleration cards that the client will deploy in its next-generation solutions. Based on the customer's guidance, Silicom expects related orders to ramp up gradually to approximately $1 million per year.

The process of securing the Design Win included a long period of evaluation and testing, followed by the customer's decision that the solution architecture proposed by Silicom was the best fit for its future needs. Silicom believes this decision will open the door to new opportunities as the customer considers the use of Silicom products in its new solutions that use this architecture.

"We are proud that our client has confirmed the performance edge that our products deliver, as well as the responsiveness and quality of our support teams," commented Shaike Orbach, Silicom's CEO.

"We believe that these advantages, coupled with the trust that has built over time between our two companies, will fuel an ongoing expansion in our business with this networking application leader as it continues turning to us for value-added technology and support."

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom's solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom's products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom's product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom's patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as "expects," "should," "believes," "anticipates" or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com